TECHNOLOGY LICENSE, CONSULTING SERVICES AND
                            ASSET PURCHASE AGREEMENT


                  THIS AGREEMENT, made on the Effective Date as defined herein, by and between Science Applications International Corporation ("SAIC"), a Delaware corporation having a principal place of business at 10260 Campus Point Drive, M/S W2, San Diego, California 92121 and Ocean Power (hereinafter "OP"), a Delaware corporation, having a principal place of business at 5000 Robert J. Mathews Parkway, El Dorado Hills, California 95762 (each being referred to as a "Party" and collectively referred to as the "Parties").

                  WHEREAS, SAIC has the right to license certain intellectual property and proprietary rights to technology related to solar concentrators and has made certain items of such technology available for licensing by OP; and

                  WHEREAS, OP has determined to license the SAIC Technology, defined below; and

                  WHEREAS, OP desires to obtain from SAIC, and SAIC desires to grant to OP on the terms and conditions contained herein, certain non-exclusive rights to the SAIC Technology; and

                  WHEREAS, SAIC owns certain components, systems and equipment related to its business activities involving the SAIC Technology (defined herein as "SAIC Assets") which it wishes to sell to OP on the terms and conditions contained herein, and OP may desire to purchase the SAIC Assets; and

                  WHEREAS, SAIC is in negotiations to become party to an agreement with the University of Nevada Las Vegas (UNLV) related to solar concentrator systems, and OP and SAIC mutually desire that SAIC endeavor to make available for assignment to OP such agreement on the terms and conditions contained herein; and

                  WHEREAS, OP owns and controls rights to certain patented and unpatented technology related to Stirling engines and solar energy power conversion systems; and

                  WHEREAS, SAIC has provided a non-exclusive license to STM Corporation having a principal place of business at 275 Metty Drive, Ann Arbor, Michigan 48103, and is willing to license OP on similar terms and conditions.

                  NOW, THEREFORE, the Parties agree as follows:

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                                    Article 1

                                   Definitions

         As used in this Agreement, the following terms have the meanings set out below and as further defined elsewhere in this Agreement.

         1.1 "Affiliate" means any legal entity (such as a corporation, partnership, or limited liability company) that is controlled by a Party. For the purposes of this definition, the term "control" means (i) beneficial ownership of at least fifty percent (50%) of the voting securities of a corporation or other business organization with voting securities or (ii) a fifty percent (50%) or greater interest in the net assets or profits of a partnership or other business organization without voting securities.

         1.2  "Closing" and "Closing  Date" shall have the meanings set forth in
Section 9.3.

         1.3  "Confidential  Information"  shall have the  meaning  set forth in
Section 5.1.1.

         1.4 "Contract Year" shall mean any twelve-month period beginning on the Effective Date or any anniversary of the Effective Date.

         1.5 "Cooperative Agreement" shall have the meaning set forth in the recitals.

         1.6 "Effective Date" of this Agreement is the date of complete execution by all Parties of the signature page of this Agreement.

         1.7 "Field of Use" means solar concentrator systems for driving Engines or PV receivers to produce electric power.

         1.8 "Gross Sales Price"means the gross amount invoiced (together with any and all other forms of consideration that is received) for sales of a Licensed Product.

         1.9 "Improvements" means any invention, discovery, improvement, derivative know-how, technical information or other technology discovered, made, developed, conceived and/or reduced to practice or otherwise acquired, possessed or controlled by either Party as part of the contracted work from Newco to SAIC hereto, or their affiliates, employees, agents or assigns during the term of this Agreement applicable within the Field of Use, which increases or enhances the performance, economics or efficacy of the Licensed Product and is based on the SAIC Energy Products Division Patents or the SAIC Energy Products Division Technology Information.

         1.10 "Licensed Product(s)" means components, sub-assemblies or systems for concentrating solar energy incorporating SAIC Technology within the Field of Use.

         1.11 "Minimum Royalty" shall have the meaning set forth in Section 4.2.

         1.12 "Net Selling Price" means Gross Sales Price of Licensed Products, less (i) reasonable transportation charges for Licensed Product consisting of freight, packaging expense, shipping expense and insurance expense, as applicable, paid by OP, (ii) returns or customary rebates, (iii) customary trade, quantity and normal or ordinary cash discounts allowed or taken, (iv) reasonable sales commission, invoice taxes, or duties levied on sales of Licensed Product paid by OP, (v) advertising and promotion expense, and (vi) warranty reserves; provided that the sum of deductions specified in the preceding provisions (i) through (vi) shall not reduce the Net Selling Price to less than eighty percent (80%) of the Gross Sales Price.

         1.13 "Royalty" shall have the meaning set forth in Section 4.1and shall apply to sales of OP to itself for power production as an independent power producer.

         1.14 "Royalty Term" shall have the meaning set forth in Section 3.1 and
Section 4.5.

         1.15 "SAIC Assets" shall have the meaning set forth in Section 9.1.

         1.16 "SAIC Patents" means those patents and patent applications identified in Exhibit A, and all continuations, continuations-in-part, reexaminations, reissuances and/or extensions thereof which are owned by SAIC, along with any other patents and patent applications which SAIC owns originating from SAIC's Energy Products Division.

         1.17 "SAIC Technical Information" means those trade secrets, confidential information, and know-how applicable within the Field of Use which are identified in Exhibit A and are directly or indirectly relevant to the development, manufacture, use or sale of Licensed Product.

         1.18 "SAIC Technology" means SAIC Energy Products Division Patents, SAIC Energy Products Division Technical Information and Improvements.

         1.19 "Term" shall have the meaning set forth in Section 3.1.

         1.20 "Territory" shall mean United States and Canada.


                                    Article 2

                                 Grant of Rights
                                 ---------------

         2.1 License Grant: Subject to the terms and conditions of this Agreement, SAIC grants to OP a non-exclusive, royalty-bearing right and license under the SAIC Technology to make, use, import, offer to sell, and sell Licensed Products, and have made components and sub-assemblies only of Licensed Products, within the Field of Use and within the Territory. The license rights granted herein are based upon OP's demonstrated expertise in the Field of Use and, therefore, are non-assignable and non-sublicensable by OP, except as expressly permitted under Section 2.5 with respect to certain Affiliates of OP and under
Section 2.7 with respect to creation of a New Business Entity.

         2.2 Rights to Improvements: All Improvements which are made, conceived or reduced to practice by SAIC Energy Products Division (or its employees, agents, representatives or collaborators), either alone or together with others, shall be the sole property of SAIC; provided, however, that any such Improvements shall be included within the meaning of the SAIC Technology licensed to OP hereunder. SAIC grants back to OP the same rights to the enhancements or improvements as are enumerated in the Agreement without additional costs.

         2.3 Reserved Rights of SAIC: This Agreement is not intended and shall not be construed to in any way restrict SAIC's right to engage in research, development, marketing, sales, licensing or other activities relating to SAIC Technology (whether or not such activities are within the Field of Use) or in any other activity which is not inconsistent with this Agreement. No rights are transferred to OP outside of the Field of Use and SAIC reserves all rights which are not expressly granted to OP.

         2.4 Government Rights: OP acknowledges that the United States government possesses certain rights in the SAIC Technology. Nothing in this Agreement will negate or qualify any rights of the United States government with respect to SAIC Technology, and the license granted to OP herein is subject to all such rights. OP acknowledges and agrees that Licensed Product leased or sold in the United States by OP shall be manufactured substantially in the United State. If the United States government is participating in the project, and there is a Use American Suppliers clause.

         2.5 Affiliates: OP represents, warrants and covenants that it will not directly or indirectly sublicense, assign or in any way transfer any rights in the Licensed Technology to any other party, including Affiliates of OP, without SAIC's express written consent which shall not be unreasonably withheld. Notwithstanding the foregoing, OP may manufacture (or have manufactured) Licensed Product anywhere in the world on the premises of an Affiliate of OP who has the scientific, manufacturing and other resources necessary to fulfill OP's obligations hereunder (subject to compliance with all applicable laws and the requirements of Section 16.8). The effectiveness of any sublicense or authorization granted to such an Affiliate respecting the manufacture of Licensed Product is conditioned upon delivery to SAIC of a written license agreement signed by such Affiliate containing obligations in favor of SAIC substantially identical to those stated in Sections 2.2, 2.3 and 2.4, and Articles 3, 5 and 6.

         2.6 Compliance with Laws: OP represents, warrants and covenants that it will comply with all applicable laws, rules and regulations, including all laws, rules and regulations relating to the design, development, manufacturing, sale and use of Licensed Product, and maintain and fulfill all relevant regulatory requirements applicable to the manufacture of Licensed Product.

         2.7 Creation of New Business Entity: It is contemplated that a new business entity may be created by OP for the purpose of developing and selling solar energy conversion systems ("New Business Entity"). Notwithstanding any other provisions of this Agreement, upon satisfaction of the requirements set forth below, all rights and duties of OP shall be assignable to such newly created entity. Subject to the requirements of Section 2.5, the license herein granted to OP shall extend to such New Business Entity, provided that: a) SAIC and APS shall receive 5% and 0.5% interests respectively in the New Business Entity; b) a shareholders agreement is executed by OP, SAIC, and APS, which conforms to the terms set forth in the Term Sheet executed by OP and SAIC on January 17, 2001; and, c) substantially all assets of OP specifically directed to solar energy conversion systems are transferred, sold, licensed, sublicensed, or leased to such entity by OP, and (1) such New Business Entity agrees in writing to be bound by all of the terms of the license herein granted including, but not limited to, payment of royalties, provisions of reports and audit of the New Business Entity premises; (2) such New Business Entity shall not have the right to transfer any rights to any other party (including its Affiliates) without SAIC's prior written consent; (3) royalty payments and reports on the activities of such New Business Entity shall be made directly by OP to SAIC, as if such activities had been performed by OP directly; and (4) OP shall guarantee the performance by any New Business Entity of its obligations to SAIC. The license or assignment to a New Business Entity shall immediately and automatically terminate upon termination of this Agreement for any reason. Not withstanding the foregoing, SAIC hereby waives any Rights of First Refusal it may have to purchase up to $20,000,000.00 of the initially authorized stock of the New Business Entity, which may be issued or sold by such New Business Entity for the purpose of raising initial operating funds. All such stock shall come from the 94.5% which would otherwise be issued to OP.

                                    Article 3

                                Term of Agreement
                                -----------------

         3.1 Term: This Agreement and the license granted herein to OP shall become effective as of the Effective Date and, unless terminated earlier pursuant to the terms of this Article 3, shall continue until the date of expiration of the last to expire of the SAIC Patents (the "Term"). OP's obligation to pay royalties shall continue until the sooner to occur of (i) thirty (30) years after the Effective Date, or (ii) the date of expiration of the last to expire of the SAIC Patents or as provided by Article 4.5 (the "Royalty Term").

         3.2 Expiration of Royalty Term: Upon expiration of the Royalty Term, unless OP is then in breach of this Agreement, OP's non-exclusive license to use the SAIC Technology will become fully paid up and royalty-free; all of the other terms and conditions of the license herein granted shall continue without modification for the duration of the Term.

         3.3  Termination by a Party:

              3.3.1 Breach: Each Party shall have the right to terminate this Agreement, effective immediately, upon written notice to the other Party, if the other Party has failed to perform any obligation under this Agreement or cure any other breach of this Agreement within sixty (60) days after receiving written notice of such nonperformance or breach from the terminating Party.

              3.3.2 Insolvency: A Party may terminate this Agreement upon written notice to the other if (i) the other Party files a petition under the United States Bankruptcy Code, as amended, or for the appointment of a receiver,
(ii) an involuntary petition in bankruptcy is filed against the other Party and said petition is not discharged within thirty (30) days, (iii) the other Party becomes insolvent or makes a general assignment for the benefit of its creditors, or (iv) the business or property of the other Party comes into the possession of its creditors or of a receiver.

              3.3.3 Failure to Fund Development or to Make Royalty Payment:SAIC shall have the right to terminate this Agreement, effective immediately, upon written notice to OP, if OP has failed to fund the Four Million Dollar
($4,000,000.00) in SAIC dish development in two years or to timely make any Royalty or Minimum Royalty payment to SAIC when such payment becomes due and such payment is not made within thirty (30) days of such notice.

              3.3.4 Failure to Form New Business Entity: SAIC shall have the right to terminate this Agreement or renegotiate the royalty of this Agreement, effective immediately, upon written notice to OP, if OP has failed to deliver equity in a new business entity to SAIC and APS.

         3.4 Effect of Termination: Expiration or termination of this Agreement shall not affect any right of action of either Party that arises from any act or omission prior to such termination taking effect, including the right of either Party to collect any fees then owing or damages caused by a breach. Upon termination of this Agreement by SAIC pursuant to Section 3.3, OP shall immediately discontinue its use (and make no further use) of any and all Licensed Technology, and the license rights granted herein to OP shall immediately revert to SAIC. Within three (3) months after the effective date of termination, OP shall use its best efforts to sell all of its remaining inventory of Licensed Product in a manner and at a price consistent with past practices. Any inventory not sold within such period shall be destroyed or returned to SAIC, at SAIC's option. SAIC shall purchase any inventory that SAIC requests OP to return to SAIC at an amount equal to OP's direct manufacturing cost for such product. Except for sales made to SAIC, OP shall pay royalties at the rates specified in Section 4.1 for all sales of inventory made after the effective date of termination.

         3.5 Survival of Obligations: Termination or expiration of this agreement shall not affect any rights and obligations of the Parties which are intended to survive termination including, but without limitation, applicable provisions of Sections 3.4, 4.1, 4.3, 4.4, 4.5, 10.4, 16.7, 16.10, and Articles
5, 6, 12 and 14.


                                    Article 4

                                    Royalties
                                    ---------

         4.1 Running Royalties: OP will pay a running royalty ("Royalty") based on the Net Selling Price of any Licensed Product sold by OP (or its permitted Affiliates under Section 2.7) during the Royalty Term in accordance with the following schedule:

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

                  (a) Three percent (3.0%) of Net Selling Price for all sales made during the Royalty Term, until after the cumulative total of Royalties paid to SAIC exceeds $100,000;

                  (b) Two and One-Half percent (2.5%) of Net Selling Price for all sales made during the Royalty Term after the cumulative total paid to SAIC exceeds $100,000, and until the cumulative total exceeds $500,000; and

                  (c) Two percent (2.0%) of Net Selling Price for all sales made during the Royalty Term once the cumulative total Royalty paid to SAIC exceeds $500,000.

         4.2 Minimum Royalty Payments: During the Royalty Term, OP shall make the following minimum royalty payments ("Minimum Royalty") on each of the indicated due dates:

Contract Year      Minimum Royalty Amount     Due Date
-------------      ----------------------     --------
         1                     (None)         (Not applicable)
         2                  $  25,000         1st anniversary of Effective Date
         3                  $  50,000         2nd anniversary of Effective Date
         4+                 $ 100,000         3rd anniversary of Effective Date,
                                              and each subsequent anniversary of
                                              Effective Date

         4.3 Payment of Royalties: Payment of a Royalty respecting the sale of Licensed Product shall be made to SAIC within thirty (30) days after the end of the calendar quarter during which the Licensed Product is shipped from the manufacturing facility. All such payments shall be accompanied by a report containing the information specified in Section 6.2. The amount of Royalty received by SAIC during each calendar year shall be credited toward the Minimum Royalty due for the next Contract Year. The amount of (i) Royalty received by SAIC in excess of the Minimum Royalty due for a Contract Year, plus (ii) any credit that carried forward to such year but was not credited toward the Minimum Royalty due for such year, will carry forward and be credited toward the Minimum Royalty due during the next Contract Year. The amount of Royalty received by SAIC during a calendar year in excess of the Minimum Royalty due for the next Contract Year will carry forward and be credited against the Minimum Royalty due for subsequent Contract Years. OP's obligation to make Royalty and Minimum Royalty payments will survive termination of this Agreement with respect to Licensed Product sold prior to the effective date of termination.

         4.4 Payments in U.S. Dollars: All Commissions, Royalty and Minimum Royalty payments shall be paid in United States dollars. Conversion of foreign currency to United States dollars shall be made at the conversion rate existing in the United States (as reported in the Wall Street Journal) on the last working day of the calendar quarter to which the payment relates. Such payments shall be without deduction of exchange, collection, or other charges.

                                    Article 5

                                 Confidentiality
                                 ---------------

         5.1  Confidentiality:

              5.1.1 Confidential Information: "Confidential Information" means this Agreement and any other confidential or proprietary information or item disclosed or made available by either Party to the other that is marked or identified as "confidential" or "proprietary" prior to the time of its disclosure. In addition, information which is orally disclosed to the other Party shall be Confidential Information if it is identified as such at the time of its disclosure and if within five (5) business days after disclosure the disclosing Party delivers to the other Party a written document describing such Confidential Information, referencing the place and date of such oral disclosure and the name of the agents of the Party to whom such disclosure was made, and stating that such information is deemed confidential by the disclosing Party. The SAIC Technical Information and all Improvements that are not the subject of US or foreign patents shall be deemed to be Confidential Information of SAIC.

              5.1.2 Restriction on Use and Disclosure: The Party receiving Confidential Information ("Recipient") agrees that during the Term and for a period of three (3) years thereafter, Recipient will regard and preserve such information and materials as strictly confidential, and without the express prior written consent of the Party disclosing Confidential Information ("Discloser") will not directly or indirectly disclose to any third person, or use for the benefit of anyone other than Discloser, any and all Confidential Information. However, Recipient may disclose Confidential Information to its officers, employees and agents who have a need to know the same who have signed a non-disclosure agreement or otherwise have obligations of confidentiality to the Recipient. Recipient agrees that all information, documents, data, other tangible material pertaining to Confidential Information and obtained from or through Discloser shall remain the property of Discloser. Recipient will be responsible for any breach of this Agreement by its agents and representatives.

              5.1.3 Required Disclosure: If Recipient or its agents or representatives are required by order of a court or other governmental entity to disclose any Confidential Information, it shall provide the Discloser with prompt prior written notice of such requirement so the Discloser may seek a protective order or other appropriate remedy and/or waive compliance with the terms of this Agreement. If such protective order or other remedy is not obtained, or Discloser waives compliance with the provisions of this Agreement, Recipient agrees to furnish only that portion of the Confidential Information which it is advised by written opinion of counsel is legally required and to exercise best efforts to obtain assurance that confidential treatment will be afforded to the Confidential Information thus disclosed.

              5.1.4 Return of Information: Within twenty (20) days after the date of termination, expiration or cancellation of this Agreement, or at any other time upon written request by Discloser, Recipient will promptly return to Discloser all Confidential Information in its possession or in the possession of its agents and representatives, and will promptly destroy all copies of any analyses, compilations, summaries, derivations, studies or any other documents or tangible media which contain or reflect any Confidential Information. Upon request by Discloser, Recipient shall furnish Discloser with a certificate signed by an executive officer of the Recipient verifying that the same has been done.

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

              5.1.5 Survival: The Parties' obligations under this Article shall survive the termination, expiration or cancellation of this Agreement.


                                    Article 6

                          Records, Reports, and Audits
                          ----------------------------

         6.1 Records: OP will make and maintain accurate business records according to generally accepted accounting principles showing the number of units of each Licensed Product made by or made for OP and the manufacturer, the quantity of Licensed Products sold by or for OP and the customer, the number of units sold for each customer, the amount received from each customer, all returns, discounts, rebates, shipping, insurance, taxes, trade discounts and other amounts that are used to compute the Net Selling Price for each Licensed Product, scrap parts and parts destroyed in shipment. OP will maintain all such records for a period of at least three (3) years after the end of the calendar year in which the Licensed Products is sold, and for at least three (3) years after expiration or termination of this Agreement.

         6.2 Reports: Within thirty (30) days after the end of each calendar quarter commencing after the first commercial sale in any country of Licensed Product, OP shall deliver to SAIC a report of its activities relating to the preceding calendar quarter. Such report shall contain all of the following information: (a) the quantity of each Licensed Product manufactured at each facility; (b) the quantity of each Licensed Product sold in each country; (c) the Gross Sales Price of each Licensed Product sold in each country; (d) adjustments and calculation of Net Selling Price for each Licensed Product in each country of sale; (e) the Net Selling Price of each Licensed Product with the exchange rates used for conversion; (f) the total royalty payment due for the quarter for each Licensed Product; and (g) the activities of OP directed toward promoting the sale and use of Licensed Product in each country. If no payment is to be made by OP for any reporting period, the report shall so state and the information set forth in item (g) shall be provided. All such reports shall be considered Confidential Information under this Agreement.

         6.3 Inspection: Upon SAIC's written request, and from time to time during the term of this Agreement (but not more than once per calendar year), and for three (3) years after expiration or termination of this Agreement, OP will permit an independent Certified Public Accountant selected by SAIC and acceptable to OP (acceptance not to be unreasonably withheld, delayed or conditioned), during normal business hours, to inspect all of the records which OP is required to maintain pursuant to Section 6.1. The independent Certified Public Accountant shall report to SAIC (and simultaneously to OP) only such information that relates to the accuracy of reports and payments delivered under this Agreement. The Parties shall reconcile any underpayment or overpayment within thirty (30) days after the accountant delivers the results of the audit. In the event that any audit performed under this Article 6 reveals an underpayment in excess of five percent (5%) of the amount due for any quarter, OP shall bear the full cost of such audit.

                                    Article 7

                         Warranties and Representations
                         ------------------------------

         7.1 By SAIC: SAIC represents and warrants that (i) it has ownership of the SAIC Patents and has the right to grant all licensed rights, including rights to SAIC Patents and SAIC Technical Information under this Agreement, (ii) it has the right to enter into this Agreement, (iii) it has taken all corporate action necessary to authorize the execution and delivery of this Agreement and the performance of its obligations under this Agreement, and (iv) SAIC's performance of its obligations under this Agreement, will not violate any agreement between SAIC and any third person. SAIC does not warrant that OP can manufacture and/or sell the Licensed Products without infringing or otherwise violating any other person's patent or other intellectual property rights but does represent, however, that it is unaware of such a written claim by any third party, except as disclosed in Exhibit B.

         7.2 By OP: OP represents and warrants that (i) it has the right to enter into this Agreement, (ii) it has taken all corporate action necessary to authorize the execution and delivery of this Agreement and the performance of its obligations under this Agreement, (iii) OP's performance of its obligations under this Agreement will not violate any agreement between OP and any third person, and (iv) it will not undertake any actions that could adversely affect the preparation, filing, prosecution, maintenance or confidentiality of the SAIC Technology.

         7.3 No Additional Representations. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS ARTICLE, ANY OTHER PROVISION OF THIS AGREEMENT, OR ANY OTHER COMMUNICATIONS BETWEEN THE PARTIES ORALLY OR IN WRITING, IT IS THE EXPLICIT INTENT OF EACH PARTY THAT SAIC IS MAKING NO REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, BEYOND THOSE EXPRESSLY GIVEN IN THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY OR SUITABILITY AS TO ANY OF THE PROPERTIES OR ASSETS OF SAIC LICENSED OR SOLD HEREUNDER, INCLUDING BUT NOT LIMITED TO SAIC TECHNOLOGY AND SAIC ASSETS. EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THIS AGREEMENT, THE SAIC ASSETS (AS DEFINED IN SECTION 9.1) ARE BEING SOLD ON AN "AS IS, WHERE IS" BASIS.

                                    Article 8

                               Patent Maintenance
                               ------------------

         8.1 Rights Reserved to SAIC: SAIC shall have the right to prepare, file, prosecute and maintain patent applications and patents, continuations, continuations-in-part divisions, reissues, additions, renewals or extensions thereof covering SAIC Technology in countries of its choice throughout the world at SAIC's sole cost and expense. OP agrees to cooperate fully in the preparation, filing, prosecution, and maintenance of all such patents. Such cooperation includes, without limitation, (i) promptly executing all papers and instruments, or requiring its employees, consultants, and agents to execute such papers and instruments, as are reasonable and appropriate; and (ii) promptly informing SAIC of all matters that may affect such patents and patent applications.

         8.2 United States Patents: SAIC shall have the obligation, at its sole cost and expense, to prepare, file, prosecute and maintain each of the SAIC Patents in the United States.

         8.3 Patents Outside the United States: SAIC shall negotiate in good faith upon request of OP, whether to file, prosecute and/or maintain a patent application or a patent covering SAIC Technology in those countries designated by OP. Notwithstanding such negotiation, SAIC shall, on request of OP, file, prosecute and/or maintain a patent application or a patent covering SAIC Technology in those countries designated by OP; provided that OP agrees in writing to advance all of the costs and expenses associated therewith. SAIC shall have the right to choose patent counsel, subject to approval by OP, which approval will not be unreasonably withheld.


                                    Article 9

                             Asset Purchase and Sale
                             -----------------------

         9.1 Option to Purchase Certain Equipment: OP shall have for a period not longer than six (6) months from the Effective Date an option to purchase the following:

              (a) Components -Those certain components listed in Exhibit C, the purchase price of which shall be the price stated in Exhibit C; and

              (b) Other Equipment - any or all of the equipment specified on Exhibit D, as amended.

Such option shall be exercised by giving SAIC written notice specifically identifying the components and other equipment to be purchased. Such notice shall constitute OP's agreement to purchase the specified components and other equipment at the stated price(s). With respect to the items of equipment specified in Exhibit D, the consummation of the purchase and sale of such equipment shall take place, with respect to each item to be purchased, on such date that SAIC determines, in its sole discretion, that it no longer has a use for such equipment (or such other date that is mutually agreed in writing by the Parties). The purchase price for the equipment specified in Exhibit D shall be its fair market value as determined by SAIC. SAIC may at any time effective ten
(10) days after written notice to OP either (i) modify any or all of the equipment, prices or other terms that are specified in Exhibit D, or (ii) terminate the option granted to OP pursuant to this Section 9.1 as it pertains to the items in Exhibit D

         9.2 Transfer of Title to the Assets: SAIC shall sell, assign, convey, transfer and deliver the SAIC Assets to OP on or before the Closing Date by means of bills of sale, assignments, endorsements, certificates and such other instruments of transfer as shall be necessary or appropriate to vest good title to the SAIC Assets in OP, free and clear of any liens, charges and encumbrances, except as otherwise set forth in this Agreement. SAIC shall use good faith efforts to obtain any third party consents required in connection with the sale of SAIC Assets to OP.

         9.3 Closing Date: The consummation of the transactions contemplated hereby will take place at San Diego, CA within six months of April 23, 2001 at 10:00 a.m. Pacific Standard Time, or the date of signature execution or on such other date and time as may be mutually agreed upon by the Parties in writing (the "Closing"). Unless otherwise agreed in writing the date upon which the Closing occurs is referred to herein as the "Closing Date."

         9.4 Assumed Liabilities: Upon, from and after the Closing Date, OP shall, without any further responsibility or liability of, or recourse to, SAIC or any of its directors, shareholders, officers, employees, agents, consultants, representatives, parent entities, affiliates, subsidiaries, successors or assigns, absolutely and irrevocably assume and be solely liable and responsible for any and all liabilities and obligations of any kind or nature of SAIC (whether fixed or contingent, matured or unmatured, foreseen or unforeseen, known or unknown), which may arise out of any of the following after the Closing Date and which are attributable to the period on or after the Closing Date, as applicable: (i) the ownership, use or possession or condition of the SAIC Assets; and (ii) liability for all federal, state, local and foreign taxes relating to the SAIC Assets.

         9.5 Retained Liabilities: SAIC shall at all times, without any responsibility or liability of, or recourse to, OP or any of its directors, shareholders, officers, employees, agents, consultants, representatives, parent entities, affiliates, subsidiaries, successors or assigns, absolutely and irrevocably be and remain solely liable and responsible for any and all liabilities and obligations of any kind or nature (whether fixed or contingent, matured or unmatured, foreseen or unforeseen, known or unknown) existing or arising from or in connection with SAIC's use of the SAIC Assets prior to the date that it is delivered to OP, unless the terms hereof or of an Exhibit hereto expressly state that such liability or obligation shall transfer to OP at another time, including, but not limited to, the obligations set forth in
Article 12.

                                   Article 10

                   Assignment of Rights under the UNLV Program
                   -------------------------------------------

         10.1 Assignment: SAIC has been awarded the right to negotiate a contract with the University of Nevada Las Vegas ("UNLV") which concerns a program for Solar Dish/Stirling Systems and is identified more particularly in Exhibit E. OP desires an option for SAIC to assign and transfer to OP all of SAIC's rights and interest in the UNLV Program and, subject to the terms and conditions of this Agreement, SAIC shall endeavor to do so.

         10.2 Limited Assignment Efforts: Upon request by OP, SAIC will provide OP all reasonable cooperation and assistance in order to assign SAIC's rights and interest in the UNLV Program; provided, however, that SAIC shall not be required to incur any out-of-pocket costs. The assignment shall provide that OP assumes (i) the role of "Seller" under the UNLV Program and (ii) all of SAIC's rights, obligations and liabilities under the UNLV Program. OP acknowledges that the UNLV Program has not been, and may never be awarded to SAIC and consent of UNLV is a condition of any such assignment. SAIC makes no representations, warranties or promises, express or implied, respecting the UNLV Program, including without limitation, with respect to the negotiations of a possible award of the UNLV Program or the possibility that it can be assigned.

         10.3 Assignment Fee: In the event that an assignment of the UNLV Program to OP occurs, OP shall pay to SAIC a non-refundable fee in the amount of $150,000, representing a portion of the marketing costs and expenses incurred by SAIC in connection with the UNLV Program.

         10.4 Assumed Liabilities: OP shall, in the event of assignment of the UNLV Program, without any further responsibility or liability of, or recourse to, SAIC or any of its directors, shareholders, officers, employees, agents, consultants, representatives, parent entities, affiliates, subsidiaries, successors or assigns, absolutely and irrevocably assume and be solely liable and responsible for any and all liabilities and obligations of any kind or nature of SAIC (whether fixed or contingent, matured or unmatured, foreseen or unforeseen, known or unknown), which may arise out of or relate to the UNLV Program after the date of its assignment to OP. SAIC shall not be required by this Agreement to perform any services or incur any expenses under the UNLV Program (either prior to or after its assignment). OP shall reimburse SAIC for
(i) the reasonable cost of any services provided or expenses incured by SAIC at the request of OP, and (ii) the reasonable cost of any services that OP is required to provide under the UNLV Program prior to or after its assignment. Payment shall be made by OP to SAIC within thirty (30) days after the receipt of an invoice therefore. OP shall be responsible for payment of any fees, costs or expenses required in connection with the transfer or assignment of the UNLV Program to OP.

         10.5 Release:OP hereby forever irrevocably releases SAIC, its past and present representatives, agents, employees, attorneys, partners, affiliates and their respective successors and assigns, from any and all claims, demands, suits, cross-complaints, causes of action, assertions, liabilities and debts of any nature, whether known or unknown, absolute or contingent, presently existing or hereafter discovered, pertaining to, connected with are arising out of the UNLV Program and/or SAIC's efforts and negotiations relating thereto. OP expressly waives and relinquishes any and all rights or benefits it may have under, or which may be conferred upon it by the provisions of Section 1542 of the California Civil Code to the fullest extent allowed by law, respecting the subject matter of this release. This Section 10.5 is not intended and shall not be construed to release SAIC from any liability respecting a breach or default of its obligations under this Agreement.

                                   Article 11

                               Consulting Services
                               -------------------

         11.1 Services: OP or the New Business Entity (hereinafter "OP") shall retain SAIC to provide certain consulting services, including but not limited to, concerning research, development and commercialization of the SAIC Technology and Licensed Product. The consulting services to be provided are subject to mutual agreement between SAIC and OP when scheduled. The Consulting Agreement shall further provide for a value not less than Four Million Dollars ($4,000,000.00) over a 2 two year period commencing on the effective date of this Agreement. SAIC and OP agree that any consultation provided by SAIC, whether in writing or orally, is purely advisory and that there is no guarantee of any particular result therefrom. Any such consulting services shall be provided by employees or consultants who are retained by SAIC at its sole cost and expense.

         11.2 Payment For Services:OP agrees to pay for any consulting services requested by OP, at SAIC's ordinary and customary consulting rates, as amended from time to time by SAIC in its sole discretion. SAIC's currently effective standard consulting rates are set forth in Exhibit F. Consulting services scheduled at OP's request outside of normal business hours shall be provided at the premium rates specified in Exhibit F.

         11.3 Scheduling: Consulting services shall be provided on mutually agreed dates and times, taking into consideration the location where the services are to be provided, the nature of the services, availability of qualified staff and the urgency of the need. OP shall be responsible for payment of consulting fees for services requested, unless otherwise agreed in writing.

         11.5 Payments and Expenses: Billing shall be by invoice prepared by SAIC each month. Unless otherwise agreed by SAIC in writing, payment shall be due within thirty (30) days after the date of invoice. SAIC shall not be required to provide any services during any periods of time while OP is delinquent on payments due to SAIC under this Agreement; and failure to make payments when due shall be cause to terminate this Agreement. SAIC shall be reimbursed by OP for all out-of-pocket expenses that are reasonably incurred in the performance of consulting services including, but not limited to, reasonable travel costs, per diem, telephone, communication and other expenses.

         11.6  Independent Contractor  Status: OP and SAIC agree that SAIC shall
perform  its  consulting   services  under  this  Agreement  as  an  independent
contractor.

                                   Article 12

                                 Indemnification
                                 ---------------

         12.1 OP shall, at its expense, indemnify, defend and hold SAIC, its officers, directors, employees, agents and parent and affiliated entities, harmless from and against any and all expenses, damages, claims, suits, losses, actions, judgments, liabilities and costs whatsoever (including attorney fees) arising out of, or relating to: (i) OP's or its Affiliate's breach of any representation, warranty or covenant contained in this Agreement; (ii) product liability relating to the Licensed Product, or infringement of any United States copyright, trademark, patent, trade secret or other intellectual property of any third party relating to any Improvement made, conceived or reduced to practice by OP or its Affiliate. This provision shall survive the termination or expiration of this Agreement.

         12.2 SAIC shall, at its expense, indemnify, defend and hold OP, its officers, directors, employees, agents and parent and affiliated entities, harmless from and against any and all expenses, damages, claims, suits, losses, actions, judgments, liabilities and costs whatsoever (including attorney fees) arising out of, or relating to: SAIC's breach of any representation or warranty contained in this Agreement. This provision shall survive the termination or expiration of this Agreement.


                                   Article 13

                               Consents/Approvals
                               ------------------

         Notwithstanding anything herein to the contrary, this Agreement shall not constitute an agreement to assign any contract, rights or obligations if the attempted assignment thereof, without the consent of a third party thereto, would constitute a breach of any obligation of SAIC or is otherwise not permitted by the terms of any agreement or instrument governing or affecting such contract, rights or obligation, or by applicable law. Any transfer or assignment to OP by SAIC of the UNLV Program and/or any of the SAIC Assets shall be made subject to all third party consents or approvals being obtained.



                                   Article 14

                                  PCS Warranty
                                  ------------


         Not applicable.

                                   Article 15

                         Press Releases and Publications
                         -------------------------------

         The Parties agree to maintain the terms of this Agreement in confidence during the Term and for a period of three (3) years after the Term. In the event that either Party desires to publish or disclose to a third party (other than the financial or legal advisors of such party) (i) the terms of this Agreement,
(ii) a description of the nature of the relationship created by this Agreement, or (iii) data, costs, or performance attributes of any Licensed Products, then such intent will be communicated to the other Party, and such publication or disclosure shall be permitted only upon approval of the other Party, which approval shall not be unreasonably withheld, delayed or conditioned.


                                   Article 16

                                  Miscellaneous
                                  -------------

         16.1 Governing Law: The validity, construction, interpretation, and enforceability of this Agreement will be determined and governed by the laws of the State of California, United States of America without regard to any principles of conflicts of laws.

         16.2 Entire Agreement: This Agreement comprises the entire agreement between OP and SAIC and supersedes all other agreements, oral or written, heretofore made with respect to the Licensed Product, Licensed Technology, and the transactions contemplated by the Agreement.

         16.3 Modification:This Agreement may be amended only in writing signed by both Parties.

         16.4 Notices: Any notice required or permitted under the terms of this Agreement or required by law must be in writing and must be (a) delivered in person, (b) sent by first class registered mail, or air mail, as appropriate, or
(c) sent by overnight air courier, in each case properly posted and fully prepaid to the appropriate address set forth below. Either Party may change its address for notice by notice to the other Party given in accordance with this
Section 16.4. Notices will be considered to have been given at the time of actual delivery in person, three (3) business days after deposit in the mail as set forth above, or one (1) day after delivery to an overnight air courier service.


                  If to SAIC:    SCIENCE APPLICATIONS INTERNATIONAL CORP.
                                 10260 Campus Point Drive, M/S W2
                                 San Diego, California 92121
                                 Attention: Art Goddard

                  If to OP:      OCEAN POWER CORPORATION
                                 5000 Robert J. Mathews Parkway
                                 El Dorado Hills, California 95762
                                 Attention: J. Michael Hopper


         16.5 Waiver: No waiver of any right or remedy in respect of any occurrence or event on one occasion will be deemed a waiver of such right or remedy of such occurrence or event on any subsequent occasion.

         16.6  Relationship of Parties:Nothing contained in this Agreement shall
(i) establish a joint venture or partnership between the Parties hereto; (ii) establish an employment relationship between OP and any principal, employee, officer, director or other representative of SAIC or (iii) establish an agency relationship between OP and any principal, employee, officer, director or other representative of SAIC. Neither Party shall incur any obligations for or in the name of the other Party, or have the authority to bind or obligate the other Party.

         16.7 Injunctive Relief: OP acknowledges and agrees that the disclosure of Confidential Information and the breach of the provisions of this Agreement may give rise to irreparable injury to SAIC which cannot be adequately compensated with monetary damages, and OP further agrees that SAIC may seek and obtain injunctive relief against the breach or threatened breach of any of the provisions of this Agreement and/or specific enforcement of such provisions in addition to any other legal or equitable remedies which may be available.

         16.8 Severability: If any provision of this Agreement is held to be unenforceable for any reason, the remaining provisions will remain in full force and effect and the unenforceable provision will be considered modified to the extent necessary to render such provision enforceable under applicable law.

         16.9 Export: OP may not export or re-export Licensed Products or SAIC Technology without the prior written consent of SAIC and without the appropriate United States and foreign government licenses.

         16.10 Dispute Resolution: Except as provided below, no civil action concerning any dispute under this Agreement shall be instituted before any court, and all such disputes shall be submitted to final and binding arbitration before the American Arbitration Association. The place for any arbitration shall be in San Diego County, California, and the laws of the State of California shall govern, and the arbitrator solely shall apply them to the interpretation and construction of this Agreement. Such arbitration shall be conducted in accordance with the Commercial Rules of the American Arbitration Association then in effect ("Commercial Rules") before a single neutral arbitrator; except that either Party may request an expedited arbitration pursuant to the
Commercial Rules. If possible, the choice of arbitrators presented to the Parties shall include persons who have experience with license agreements and commercial matters. Discovery shall be allowed in arbitration in accordance with the provisions of the California Code of Civil Procedure. Any award issued shall be made in accordance with California law and shall include the award to the prevailing party of its costs and expenses (including but not limited to attorneys' fees and costs and arbitration costs and arbitrator's fees). An award shall be final and binding and may not be appealed or reviewed, except upon the ground of malfeasance or fraud by the arbitrator. Judgment upon the award may be enforced in any court of competent jurisdiction, wherever located. Notwithstanding the foregoing, either Party shall have the right, at its sole discretion, to seek equitable relief from a court of competent jurisdiction, without being limited in recourse to arbitration, in the event that a breach by the other Party of this Agreement shall result in irreparable injury to it or if monetary damages would be inadequate and impossible to calculate adequately, which equitable relief shall include (but not be limited to) the entering of a temporary restraining order and/or a preliminary injunction.

                  IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date, and this Agreement will be deemed dated as of such date.




OCEAN POWER CORPORATION                 SCIENCE APPLICATIONS
                                        INTERNATIONAL CORPORATION

By: s/___________________________       By:________________________________

Name:JOSEPH P. MACEDA                   Name:  Thomas M. Taylor
     ----------------------------
               (typed or printed)

Title:PRESIDENT                         Title: Group Contracts Director

Date:____________________________       Date:______________________________

                                    EXHIBIT A
                                 SAIC TECHNOLOGY

1.       SAIC Patents

o        Status:  Issued
                  Country: United States
                  Inventors:        B. Butler, K. Beninga
                  Title:            Focus Control System for Stretched Membrane Mirror Modules
                  Serial No:        5,016,998
                  Date:             May 21, 1991

o        Status:  Issued
                  Country: United States
                  Inventors:        B. Butler
                  Title:            Long Life Self Renewing Solar Reflector Stack
                  Serial No:        8,393,472
                  Date:             April 24, 1995

o        Status:  SAIC Docket  96-01 Part 98-02
                  Country: United States
                  Inventors:        B. Butler
                  Title:            Self-Deploying Advance Azimuth/Elevation Drive System

                  Serial No:
                  Date:

o        Status:  SAIC Docket 96-01 Part 98-03
                  Country: United States
                  Inventors:        B. Butler
                  Title:            Advanced Face-Down Stow System
                  Serial No:
                  Date:

o        Status:  SAIC Docket 96-01 Part 98-04
                  Country: United States
                  Inventors:        B. Butler
                  Title:            Advance Low Cost High Strength High Stiffness/Radiation Reflector Drive System
                  Serial No:
                  Date:

o        Status:  SAIC Docket 96-23
                  Country: United States
                  Inventors:        R. Davenport, D. Smith
                  Title:   Variable Focus Solar Concentrator Flux Modulation
                  Serial No:
                  Date:

o        Status:  SAIC Docket 98-01 (Disclosure in preparation)
                  Country: United States
                  Inventors:        A. Davenport, B. Butler
                  Title:   Advanced Optical High Flux Smoothing Device
                  Serial No:
                  Date:

o        Status:  SAIC Docket 98-05 (Disclosure in preparation)
                  Country: United States
                  Inventors:        R. Davenport, B. Butler
                  Title:            Staggered Facet Deployment
                  Serial No:
                  Date:

o        Status:  SAIC Docket 98-06 (Disclosure in preparation)
                  Country: United States
                  Inventors:        R. Davenport, B. Butler
                  Title:   Advanced Dish Control System
                  Serial No:
                  Date:

2.       SAIC Technical Information (Confidential and Proprietary)
(a)      Trade Secrets and Know-How
         --------------------------
o        Membrane welding technology
o        Membrane ring welding technology
o        Membrane tension technology
o        Glass tile application
o        Controls software and tracking equipment/methods
o        System to grid integration
o        Facet focusing devices and methods
o Variable focus operating methodology for power output maximization and electric load following (considering patent application)
o        Solar receiver aiming strategies
o        Radial support structure designs
o        Mirror facet layout and positioning

(b)      Engineering drawing packages for Phase I and Phase II 24 KW dish system
         -----------------------------------------------------------------------
         as existing as of the Effective Date hereof
         -------------------------------------------
o        Structural drawings
o        Specifications for procurement of purchase parts
o        Electrical and interface drawings
o        Control system logic and specifications
o        Electronic component specifications

(c)      Manufacturing  plant  technology as existing as of the  Effective  Date
         -----------------------------------------------------------------------
         hereof
         ------
o        Plant layout drawings
o        Unit process/operations stations and layout
o        Tooling and fixturing drawings
o        Design for manufacturability data
o        Quality control plan
o        Plant supervisors
o        Continuous improvement program to lower concentrator cost
o        Production costing and cost accounting systems

                                    EXHIBIT B

                               THIRD PARTY CLAIMS



(1) SAIC hereby discloses that it has received notice of a claim of infringement under U.S. Patent No. 4,583,520 titled "Balanced Solar Concentrator System." Further information respecting such claim is available from SAIC upon request.

(2) SAIC hereby discloses that it has a signed non-exclusive License Agreement with STM Corporation dated September 17, 1999. This agreement has similar terms and conditions. It is worthwhile for STM to integrate their Stirling engine power conversion system onto the SAIC dish.

                                    EXHIBIT C

                             TOOLING AND COMPONENTS



         1. Components. The components to be made available by SAIC for purchase by OP and their per unit purchase price are set forth below. The actual number of each such component to be purchased shall be determined by OP in its discretion and specified in a written order submitted to SAIC; provided, that SAIC shall not be required to provide more than the estimated number of each such item specified below. The components shall be delivered at OP's cost on mutually agreed date(s) and times determined after the written order is submitted.

----------------- -------------------------------------- ---------------------
Estimated Number  Description                            Purchase Price (Each)
----------------- -------------------------------------- ---------------------
              8   Flenders drives
----------------- -------------------------------------- ---------------------
                           Not refurbished                          $2,500.00
----------------- -------------------------------------- ---------------------
                           Refurbished                             $12,500.00
----------------- -------------------------------------- ---------------------
            66    Heliostat mirror modules
----------------- -------------------------------------- ---------------------
                           As is, thick glass                       $1,000.00
----------------- -------------------------------------- ---------------------
                           With thin glass applied                  $2,500.00
----------------- -------------------------------------- ---------------------
            22    Focus control valves and arms                       $200.00
----------------- -------------------------------------- ---------------------
             4    Complete dish structures                        $250,000.00
----------------- -------------------------------------- ---------------------

                                    EXHIBIT D

                                    EQUIPMENT


                  Item                Estimated Value
                  ----                ---------------

                  Fork Lift               $12,000

                  Man Lift                $12,000

                  Truck                   $ 7,000

                  Trailer                 $ 2,000

                                    EXHIBIT E



SAIC and Stirling Energy Systems (SES) have jointly marketed a 40 dish power park to be built in Nevada on UNLV property. SAIC and SES will prepare a joint proposal, where SAIC will provide 20 dish/engine systems and SES will produce 20 dish systems. This $12M project is expected to be awarded in November 2001.

                                    EXHIBIT F

                               CONSULTING SERVICES


--------------------------------------------------------------------------------


Exhibit F - SAIC Consulting Rates  (Time and Material)


Title:                                   SAIC Consulting Services
Customer:                                OP Corporation



                                             Standard             Premium
SAIC Labor Category                        Billing Rate         Billing Rate
----------------------------------------------------------------------------
Sr. Program Manager                         02.89                   304.33
Sr. Project Manager                         39.97                   209.95
Sr. Engineer                                14.10                   171.16
Manufacturing Supervisor                    83.60                   125.39
Fabrication/Installation Supervisor         62.57                    93.86
Project Engineer                            37.60                    56.40
Project Technician                          37.65                    56.48
Sr. Structural Engineer                     88.66                   132.98
Administrative Assistant                    49.78                    74.67


Notes:
(1) Rates effective from October 1, 1999 - September 30, 2000 (2) Other Direct Costs (including travel) shall be invoiced at actual cost plus an administrative handling charge of 18%.





--------------------------------------------------------------------------------

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